June 16, 2005

FILED VIA EDGAR

Mr. Michael Moran
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-8
450 Fifth Street, N. W.
Washington, D.C. 20549

RE:   Follow-up Responses to the SEC Review Letter dated June 3, 2005

NSTAR
File No. 1-14768
Form 10-K for the year ended December 31, 2004

Boston Edison Company
File No. 1-2301
Form 10-K for the year ended December 31, 2004

Dear Mr. Moran:

The following are NSTAR’s responses to the Commission's Follow-up Review Comment Letter referenced above in connection with the NSTAR and Boston Edison Company 2004 Annual Reports on Forms 10-K.  In order to facilitate your review, we have included each of your comments followed by our respective responses.

NSTAR and Boston Edison Company acknowledge that (i) the Staff's comments and any changes to the NSTAR and Boston Edison Company SEC filings in response to the Staff comments does not foreclose the Commission from taking any actions with respect to the filings, (ii) NSTAR and Boston Edison Company are responsible for the adequacy and accuracy of the disclosure in their filings, and (iii) NSTAR and Boston Edison Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

NSTAR Form 10-K for the Year Ended December 31, 2004

Comment 1:

We note your response to comment 2.  In this regard, the transition guidance in paragraph 61 of SFAS no. 141 indicates that if you no longer meet the criteria in paragraph 39 of SFAS no. 141, then such intangibles shall be reclassified as goodwill.  You had originally classified the acquisition premium as goodwill.  This does not preclude you from analyzing the acquisition premium under paragraphs 29 and 30 of SFAS no. 71.  Furthermore, since you follow regulatory accounting, as promulgated under SFAS no. 71, provide to us your analysis with respect to paragraphs 29 and 30 of SFAS 71.  We may have further comment.

Response 1:

We agree with your comment that the recorded goodwill shall be tested for impairment in accordance with paragraphs 29 and 30 of SFAS 71. It is the Company’s policy to continuously evaluate all assets for possible impairment. The Company’s 1999 Merger Rate Plan Order (D.T.E. 99-19), which was approved by the Massachusetts Department of Telecommunication and Energy (MDTE), authorized recovery through distribution rates and required amortization of its acquisition premium. This Order continues to provide reasonable assurance of the existence of an asset (goodwill) in accordance with paragraph 9 of SFAS 71. The rate structure approved in the 1999 Rate Plan has not changed since its inception and no other rate action by the MDTE has occurred that would impair the carrying value of this asset. No other events have occurred nor are anticipated to occur that would have caused management to conclude that its goodwill has been impaired.   With respect to goodwill, the Company has determined that the continued future recovery of its acquisition premium supports the current carrying value.

Comment 2:

We note your response to comment 13.  Prospectively, revise your disclosure to indicate that it is not probable that the tax deduction related to the abandonment of the RCN Investment will be sustained, instead of "reasonably possible."

Response 2:

We agree to prospectively enhance our disclosure relating to the Company’s uncertain tax position, a potential tax gain contingency, in connection with the abandonment of its RCN Investment in 2003.   We propose the disclosure listed below, which we believe achieves the Staff’s objective.

Proposed disclosure
 “It is the Company's policy to recognize tax benefits associated with uncertain tax positions only when it is probable that such tax benefits will ultimately be realized.   As a result, the Company established a reserve of approximately $44 million at December 31, 2003. The Company believes it is more likely than not that it is entitled to an ordinary loss deduction and has taken this deduction on its 2003 income tax return.“

Boston Edison Form 10-K for the Year Ended December 31, 2004

Comment 3:

We note your response to comment 17.  Confirm to us that amounts reflected in operating cash flows relate entirely to the operations of Boston Edison.  We understand that pension costs are part of the cost of service of Boston Edison, although, on a stand alone presentation, you should be reflecting only the operating activities and related operating cash flows of Boston Edison.  Please explain in detail how you reached the conclusion to reflect pension amounts associated with affiliates in your operating cash flows.  In this regard, please be detailed in your analysis and reference all applicable GAAP used to make your decision.  In short, explain why amounts collected from other affiliate companies should be reflected in Boston Edison's operating cash flows.  We may have further comment.

Response 3:

As we have disclosed, Boston Edison Company is the sponsor of the NSTAR Pension Plan and accounts for its pension obligations as a single-employer plan in accordance with paragraph 11 of SFAS 87.   Based on the guidance to the implementation of SFAS 87, Q&A 87(questions 86 & 87), total pension expense and contributions have been accounted for by the Boston Edison Company as a single-employer plan. Therefore, Boston Edison Company has reflected its entire pension-related activities as a component of operating cash flows. As a result, corresponding amounts collected from other affiliated companies have also been reflected on Boston Edison Company’s statement of cash flows as a component of operating activities. In the absence of further guidance, the Company has concluded that reflecting this transaction as a component of operating cash flows is appropriate and in accordance with SFAS 95.

If you have any questions regarding these responses or require further information, please contact John Moreira, Director of Financial Reporting, at (781) 441-8887 or the undersigned at (781) 441-8801.

Sincerely,
/s/ ROBERT J. WEAFER, JR.
Robert J. Weafer, Jr.
Vice President, Controller
and Chief Accounting Officer